                        Filed Pursuant to Rule 424(b)(3)
                     Registration Statement No. 333-112367

            PRICING SUPPLEMENT TO THE PROSPECTUS SUPPLEMENT NO. 371
                        DATED FEBRUARY 6, 2004-- NO. 416

[GOLDMAN
 SACHS
 LOGO]                    THE GOLDMAN SACHS GROUP, INC.

                           Medium-Term Notes, Series B

                                   $3,000,000

               7.00% Mandatory Exchangeable Notes due January 2005
                (Exchangeable for Common Stock of Motorola, Inc.)


      This pricing supplement and the accompanying prospectus supplement no. 371, relating to the mandatory exchangeable notes, should be read together. Because the mandatory exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 371 should also be read with the accompanying prospectus dated February 6, 2004, as supplemented by the accompanying prospectus supplement dated February 6, 2004. Terms used here have the meanings given them in the accompanying prospectus supplement no. 371, unless the context requires otherwise.

      The mandatory exchangeable notes offered by this pricing supplement, which we call the "offered notes" or the "notes", have the terms described in the accompanying prospectus supplement no. 371, as supplemented or modified by the following:

ISSUER:  The Goldman Sachs Group, Inc.

DENOMINATIONS: each offered note will have a face amount equal to $2,000, or integral multiples thereof; the aggregate face amount for all the offered notes is $3,000,000

INITIAL INDEX STOCK PRICE:  $16.00

ORIGINAL ISSUE PRICE:  100% of the face amount

NET PROCEEDS TO THE ISSUER:  99.95% of the face amount

TRADE DATE:  July 20, 2004

SETTLEMENT DATE (ORIGINAL ISSUE DATE):  July 27, 2004

STATED MATURITY DATE: January 27, 2005, unless extended for up to six business days

INTEREST RATE (COUPON): 7.00% per year

INTEREST PAYMENT DATES: January 27 and October 27, beginning on October 27, 2004

REGULAR RECORD DATES: for the interest payment dates specified above January 20 and October 20, respectively

INDEX STOCK AND INDEX STOCK ISSUER: common stock of Motorola, Inc.

CUSIP NO.: 38143U291

      Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the value of your note on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read "Additional Risk Factors Specific to Your Note" beginning on page S-2 of this pricing supplement and on page S-3 of the accompanying prospectus supplement no. 371 so that you may better understand those risks. The offered notes are not principal-protected and the payment amount is capped.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

      Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PRICING SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.
                              -------------------
                     PRICING SUPPLEMENT DATED JULY 20, 2004.

PRINCIPAL AMOUNT:       On the stated maturity date, each offered note will be
                        exchanged for index stock at the exchange rate or, at the option of Goldman Sachs, for the cash value of that stock based on the final index stock price.

EXCHANGE RATE:          If the final index stock price equals or exceeds the
                        threshold appreciation price, then the exchange rate will equal the threshold fraction times 125 shares of index stock for each $2,000.00 of the outstanding face amount. Otherwise, the exchange rate will equal 125 shares of the index stock for each $2,000. 00 of the outstanding face amount. The exchange rate is subject to anti-dilution adjustment as described in the accompanying prospectus supplement no. 371.

                        For the purpose of calculating any anti-dilution adjustment, Step Three and Step Four on page S-11 of the accompanying prospectus supplement no. 371 will be changed to read as follows:

                        STEP THREE. Having determined the final index stock price in step two, the calculation agent will use this price to calculate the threshold fraction and exchange rate (except that, solely in this case, the exchange rate will equal the threshold fraction or one, as applicable, without multiplying the result by 125 shares of index stock).

                        STEP FOUR. Having calculated the exchange rate in step three, the calculation agent will multiply this rate by the reference amount as adjusted in step one times 125. The resulting rate will be the number of shares of index stock that will be exchangeable on the stated maturity date for each $2,000 of outstanding principal amount of your note.

                        Please note that the amount you receive for each $2,000.00 of outstanding face amount on the stated maturity date will not exceed 125 times the threshold appreciation price and that it could be substantially less than $2,000.00. You could lose your entire investment in the offered notes.

INITIAL INDEX
STOCK PRICE:            $16.00 per share.

FINAL INDEX STOCK
PRICE: The closing price of one share of the index stock on the determination date, subject to anti-dilution adjustment.

THRESHOLD
APPRECIATION PRICE:     The initial index stock price times 1.25, which equals
                        $20.00 per share.

THRESHOLD FRACTION:     The threshold appreciation price divided by the final
                        index stock price.

NO LISTING:             The offered notes will not be listed on any securities
                        exchange or interdealer market quotation system.

ADDITIONAL RISK
FACTORS SPECIFIC
TO YOUR NOTE:           ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER
                        RELEVANT FACTORS, THE VALUE OF YOUR NOTE ON THE DATE OF
                        THIS PRICING SUPPLEMENT (AS DETERMINED BY REFERENCE TO
                        PRICING MODELS USED BY GOLDMAN, SACHS & CO.) IS
                        SIGNIFICANTLY LESS THAN THE ORIGINAL ISSUE PRICE

                        The value or quoted price of your note at any time will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the value of your note as determined by reference to pricing models used by Goldman, Sachs & Co.

                        If at any time a third party dealer quotes a price to purchase your note or otherwise values your note, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note May Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 371.

                        Furthermore, if you sell your note, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

                        There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your note; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See "Additional Risk Factors Specific to Your Note -- Your Note May Not Have an Active Trading Market" in the accompanying prospectus supplement no. 371.

MOTOROLA, INC.:         According to its publicly available documents, Motorola,
                        Inc. is a global provider of integrated communications solutions and embedded electronic products. Information filed with the SEC by Motorola, Inc. under the Exchange
                        Act can be located by referencing its SEC file number:
                        001-07221.

HISTORICAL TRADING
PRICE INFORMATION:      The index stock is traded on the New York Stock Exchange
                        under the symbol "MOT". The following table shows the quarterly high and low trading prices and the quarterly closing prices for the index stock on the New York Stock
                        Exchange for the four calendar quarters in each of 2002 and 2003 and for the three calendar quarters in 2004, through July 20, 2004. We obtained the trading price information shown below from Bloomberg Financial
                        Services, without independent verification.

                                                            HIGH    LOW   CLOSE
                                                            -----  -----  -----
                        2002
                           Quarter ended March 31           16.24  10.5   14.2
                           Quarter ended June 30            17.12  13.15  14.42
                           Quarter ended September 30       15.45   9.81  10.18
                           Quarter ended December 31        12.25   7.3    8.65

                        2003
                           Quarter ended March 31           10.08   7.68   8.26
                           Quarter ended June 30             9.8    7.59   9.43
                           Quarter ended September 30       12.73   8.68  11.97
                           Quarter ended December 31        14.26  11.85  14.07

                        2004
                           Quarter ended March 31           18.9   14.2   17.6
                           Quarter ended June 30            20.87  16.19  18.25
                           Quarter ending September 30
                              (through July 20, 2004)       18.39  15.3   16.09
                           Closing price on July 20, 2004                 16.09

                        As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note May Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 371.

HYPOTHETICAL PAYMENT
AMOUNT: The table below shows the hypothetical payment amounts that we would deliver on the stated maturity date in exchange for each $2,000.00 of the outstanding face amount of your note, if the final index stock price were any of the hypothetical prices shown in the left column. For this purpose, we have assumed that there will be no anti-dilution adjustments to the exchange rate and no market disruption events.

                        The prices in the left column represent hypothetical closing prices for one share of index stock on the determination date and are expressed as percentages of the initial index stock price, which equals $16.00 per share. The amounts in the right column represent the hypothetical cash value of the index stock to be exchanged, based on the corresponding hypothetical final index stock prices, and are expressed as percentages of the $2,000.00 face amount. Thus, a hypothetical payment amount of 100% means that the cash value of the index stock that we would deliver in exchange for each $2,000.00 of the outstanding face amount of your note on the stated maturity date would equal 100% of the initial index stock price times 125, or $2,000.00, based on the corresponding hypothetical final index stock price and the assumptions noted above.

                        HYPOTHETICAL FINAL INDEX            HYPOTHETICAL PAYMENT
                          STOCK PRICE AS % OF                 AMOUNTS AS % OF
                       INITIAL INDEX STOCK PRICE               FACE AMOUNT
                       -------------------------            --------------------
                                 175%                              125%
                                 150%                              125%
                                 140%                              125%
                                 125%                              125%
                                 100%                              100%
                                  75%                               75%
                                  50%                               50%
                                   0%                                0%

                        The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little relation to the hypothetical payment amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. Please read "Additional Risk Factors Specific to Your Note" and "Hypothetical Payment Amounts on Your Note" in the accompanying prospectus supplement no. 371.

                        Payments on your note are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your note are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the offered notes or the United States income tax treatment of the offered notes as described under "Supplemental Discussion of Federal Income Tax Consequences" in the accompanying prospectus supplement no. 371.

HEDGING: In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see "Additional Risk Factors Specific to Your Note 3/4 Our Business Activities May Create Conflicts of Interest Between You and Us" and "Use of Proceeds and Hedging" in the accompanying prospectus supplement no. 371.